Room 4561
February 28, 2006

Mr. Joseph E. Byrne
Chief Financial Officer
The Newark Group, Inc.
20 Jackson Drive
Cranford, NJ 07016

      Re:	The Newark Group, Inc.
      Form 10-K for the Fiscal Year Ended April 30, 2005
		Filed July 28, 2005
		Form 10-Q for the Quarterly Period Ended October 31,
2005
		Filed December 15, 2005
      File No. 333-118844

Dear Mr. Byrne:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

1. Please explain to us how you have complied with Item 303(A)(4) that requires a separately-captioned section discussing your off-balance sheet arrangements.




Critical Accounting Policies

Pension, page 26

2. Please explain to us why you only provide sensitivity information regarding changes in the discount rates used in calculating your pension obligations. Specifically, explain why you do not provide readers with similar information with respect to your assumptions regarding expected rates of return on pension assets and compensation levels.

Item 8. Financial Statements

Note 9. Commitments and Contingencies, page F-15

3. We note that you are aware that there is, or may be, soil or groundwater contamination at certain of your facilities and your financial statements indicate that you believe that these matters will not have a material adverse effect on your financial condition, results of operations, or cash flows. Please note that this disclosure does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with SFAS 5 and SAB Topic 5Y.

Form 10-Q for the Quarterly Period Ended October 31, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Cash Flow, page 21

4. Your disclosures regarding operating cash flows do not appear to
explain the underlying drivers of changes in your assets and liabilities that materially affect operating cash flows to provide readers with an indication as to the quality of your cash flows over the periods presented and their indicative value.  For example, your
discussion of net cash provided from operating activities on page
21
does not appear to address the reasons for the decrease in accounts receivable that materially affected your cash flows. Please explain to us how you have complied with Section IV of SEC Release 33-8350.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Joseph E. Byrne
The Newark Group, Inc.
February 28, 2006
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